UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

Explanatory Note

This periodic report on Form 6-K/A includes an amendment to our Press Release (unaudited) related to the Pro Forma IFRS presentation for the first nine months of 2009, dated October 28, 2009 (the "Presentation"), which we furnished on Form 6-K on the same date, and accordingly amends that report on Form 6-K.

Our reported financial condition and results of operations at and for the six months period ended June 30, 2009 and the nine months ended September 30, 2009 are unchanged. This 6-K/A aims at amending a misallocation between our first and second quarter results. These allocations have been corrected in the following amended Presentation and certain other non-material corrections have been made to our balance sheet at March 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 23, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President

By:	/S/ Marcos Matioli de Souza Vieira
Marcos Matioli de Souza Vieira Executive Director

# Banco Santander (Brasil) S.A.

## 9M09 IFRS Results – Pro-forma

October 28th, 2009

Santander

# Table of Contents

# Macroeconomic Scenario

## Economy growth gains steam

### GDP (year-on-year growth %)


4.0
5.7
5.1
1.3
0.0
4.8
2006
2007
2008
2Q09
2009(e)
2010(e)

### Interest Rate - Selic (%)


End of Period
13.25
11.25
13.75
8.75
8.75
10.75
2006
2007
2008
Sep-09
2009(e)
2010(e)

### Inflation (IPCA %)


3.1
4.5
5.9
4.3
4.3
4.5
2006
2007
2008
Sep-09
2009(e)
2010(e)

### Exchange Rate – (R$/US$)


End of Period
2.14
1.77
2.34
1.78
1.75
1.95
2006
2007
2008
Sep-09
2009(e)
2010(e)

Sources: The Brazilian Central Bank, IBGE and Santander Economic Research.

# Financial System: Loan dynamics

R$ MM


Total Loans
%12M Private Banks
%12M Public Banks
%12M Total Loans
993
1,153
1,243
1,347
31.1%
38.8%
16.9%
5.5%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09


Nonearmarked Loans to Individuals
338
384
411
450
34.1%
17.1%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09


Nonearmarked Loans to Corporations
368
444
465
472
37.4%
6.1%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09


Regulated Loans
288
324
367
426
20.8%
31.4%
Mar.08
Jun.08
Sep.08
Dec.08
Mar.09
Jun.09
Sep.09

Volume    Y-o-Y Variation %

Source: The Brazilian Central Bank .

# Financial System: Deposits and Assets Under Management

R$ MM


Deposits + Assets Under Management
1,953
2,127
2,219
2,423
22.0%
14.0%
Mar. 08
Jun. 08
Sep. 08
Dec. 08
Mar. 09
Jun. 09
Sep. 09


Deposits
Var. 12M – Sep.09
Demand: 4.5%
Savings: 14.9%
Time: 14.2%
705
908
976
1,027
349
532
587
608
19.7%
13.2%
356
376
389
419
Mar. 08
Jun. 08
Sep. 08
Dec. 08
Mar. 09
Jun. 09
Sep. 09
Time
Core Deposits


Assets Under Management
Var. 12M – Sep.09
Retail: 4.7%
Non Retail: 17.3%
1,248
1,219
1,243
1,396
955
23.3%
951
987
1,116
14.5%
293
268
256
280
Mar. 08
Jun. 08
Sep. 08
Dec. 08
Mar. 09
Jun. 09
Sep. 09

Volume
Y-o-Y Variation %

Source: The Brazilian Central Bank.

## Table of Contents

# Santander is the 3rd largest private bank in Brazil with scale to compete

| | Sep/09 |
|---|---|
| Loans (R$ Bi) | 132.9 |
| Deposits (R$ Bi) | 173.9 |
| Deposits + Assets Under Management (R$ Bi) | 267.0 |
| Net Profit (R$ MM) | 3,917 |

**Strong distribution platform…**

- One of the largest network in the South / South East (73% of GDP)
  - 2,090 Branches
  - 1,508 Mini Branches
  - 18,081 ATMs
- 10.0 mln active account holders[1]

**Market Share of Branches (%)**
**June 2009**


North: 5% of GDP
Share : 5%
Northeast: 13% of GDP
Share: 7%
Center-west: 9% of GDP
Share: 6%
Southeast: 57% of GDP
Share: 16%
South: 16% of GDP
Share: 9%

Source: The Brazilian Central Bank and IBGE. GDP date: 2006.
1) Customers with active accounts during a 30-day period, according to the Brazilian Central Bank.

# Franchise

## A unique combination of highly complementary local operations with Santander's international platform

| Santander | Banco Real |
| --- | --- |
| **Network** | **Network** |
| • Concentration in São Paulo and South region | • Strong in Rio, Minas Gerais, and parts of Northeast |
| **Segments** | **Segments** |
| • Strong position in the medium income and public servants | • Strong position in high income and SMEs |
| **Business** | **Business** |
| • Credit cards, payroll loans | • Car finance |

**+**

**Santander's Global Platform**

- Global Sourcing Scale
- Differentiated International IT Platform
- Capacity to Replicate Global Products
- Efficient Risk Management
- Multinational Client Base

**Unique platform combining international skills with strong local presence**

# Integration

## Integration on track

| 1st Stage | 2st Stage | 3st Stage |
|---|---|---|
| Aug/08 – Mar/09 | Mar/09 – May/10 | May/10 – Sep/10 |

**I. *Senior Management* Integrated** ✓

**II. Centralized Functions** ✓
- Risk, Human Resources, Marketing, Auditing Financial Control, Compliance, etc

**III. Wholesale, Private & Asset Integration** ✓
- *GB&M, Corporate, and Middle*

**IV. ATMs Integrated**
- Platform of ATMs
- Upgrade branches infrastructure

**V. Back Office Systems**
- Unification of cash management and clearing
- Credit card systems

**VI. Complete Integration/ Unify Networks**
- Branches "Big Bang"
- Call center integration

# Targeted Synergies

## Targeted Synergies – R$ MM

**Accumulated (2008-2011)**: seek cumulative cost synergies of approximately R$ 2.4 billion and cumulative revenues synergies of approximately R$ 300 MM[1]


2,400
300
2,700
Cost Synergies
Revenue Synergies
Total

Santander obtained **R$ 831 MM** in cost synergies during the first 9 months of 2009[2]

1) As indicated in the Offering Prospectus.
2) Management Information.

# Opportunities to capture Retail synergies

| We have identified opportunities among our clients and product lines… | | …and we have well defined strategies to take advantage of these |
|---|---|---|
| Loyal clients are more profitable[1] | Average Ticket per Client (see chart below) | ▪ Consolidate CRM system to map loyal clients and strengthen loyalty of other clients |
| Penetration of credit cards shows opportunity[2] | % of Credit Card Balance Financed: Santander 31%, ABN 18% | ▪ Expand credit card financing penetration |
| Penetration of insurance shows opportunity[3] | % Insurance Penetration: Santander 32%, ABN 4% | ▪ Increase penetration of insurance products:<br>– Sales through branches<br>– Cross-selling<br>– New customers through partnerships |
| SMEs figures show potential to grow[2] | SMEs Accounts / Branch: Santander 150, ABN 265<br>SME Loan Amount/ Branch (R$ MM): Santander 5.9, ABN 11.1 | ▪ Increase market share in SMEs by leveraging best practices |



Average Ticket per Client
+19%
+49%
R$
Loyalty
305
364
434
Low
Medium
High
Retail individuals

1) As of February 2009, encompasses high-income individuals only.
2) As of December 2008.
3) As of June 2009.

# IPO - Santander

**The IPO reaffirms our confidence in the Brazil growth potential and will be key to position ourselves in this growth**

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

- Boost organic growth, to increase market share
  - Open 600 new branches and 300 mini branches
  - Increase credit portfolio both in Commercial and Global Wholesale Banking
- Improve our funding structure
  - Improve Tier 1 / Tier 2 structure

- Target credit portfolio growth above market rates

## Table of Contents

# Results: Recent Events

✓ **In September 2009 we announced, the divestment of certain equity holdings and the proceeds were used to strengthen our balance sheet**

| Earnings (R$ Bi) | Value |
|---|---|
| - Visanet | 1.6 |
| - Serasa | 0.1 |
| - Companhia Brasileira de Soluções e Serviços (VisaVale) | 0.3 |
| - Tecnologia Bancária + Visa Inc. | 0.1 |
| - Green Shoe Visanet | 0.3 |
| **TOTAL** | **2.4** |

| Expenses (R$ Bi) | Value |
|---|---|
| - Allowance for Loan Losses | (0.5) |
| - Amortization of payroll processing rights | (0.8) |
| - Restructuring Fund | (1.1) |
| **TOTAL** | **(2.4)** |

✓ **On the third quarter of 2009, the asset management and insurance activities, previously owned by Santander Spain, were transferred to Santander Brazil, impacting net profit in R$ 79 million.**

## Results: Highlights

- In 9M09, **net profit** amounted to R$ 3,917 MM growing 30% in relation to 9M08.
- **Net profit growth is accelerating:** 9M09/9M08 = 30%; 6M09/6M08 =13%
- Net profit increase driven by **revenue growth and cost control**
- **Performance Ratios** improved in twelve months (9M09/9M08)
  - **Efficiency Ratio: 34.4%,** drop of 8.3 p.p.
  - **Recurrence: 56.8%,** increase of 2.3 p.p.
  - **ROE[1]: 21.2%,** increase of 3.3 p.p.
- **Sound Balance Sheet Metrics**
  - **BIS Ratio: 17.8%,** increase of 3.8 p.p. in twelve months (9M09/9M08)
  - **Coverage: 101%,** increase of 4 p.p. in a quarter
- **Equity of R$ 27,355 MM** (excluding R$ 28,312 MM goodwill[2])

1) Exclude Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência).
2) Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência).

# Results: Net profit

R$ MM

**Quarterly Net profit**


837
906
832
1,613
1,472
3Q08
4Q08
1Q09
2Q09
3Q09

**Accumulated Net profit**


13%
30%
2,170
2,445
3,007
3,917
6M08
6M09
9M08
9M09

# Results: Net Interest Margin

R$ MM


3%
4,420
5,384
5,172
5,489
5,656
3Q08
4Q08
1Q09
2Q09
3Q09

| | 9M09 | 9M08 | Var. 09/08 |
|---|---|---|---|
| Net Interest Margin | 16,317 | 13,847 | 17.8% |

| Interest Rate (Average) – Selic | | | | |
|---|---|---|---|---|
| 13.39% | 13.66% | 11.70% | 9.54% | 8.65% |

# Results: Gains/losses on financial assets and liabilities + exchange differences

R$ MM


-45%
10
379
(369)
(222)
258
(480)
646
514
132
1,051
459
592
578
240
338
3Q08
4Q08
1Q09
2Q09
3Q09
Cayman Hedge
Others

| | 9M09 | 9M08 | Var 09/08 |
|---|---|---|---|
| Gains/losses on financial assets and liabilities + exchange differences | 2,275 | 999 | 127.7% |
| - Cayman Hedge[1] | 1,062 | -120 | n.a. |
| **Gains/losses on financial assets and liabilities + exchange differences (excluding Cayman Hedge)** | **1,213** | **1,119** | **8.4%** |

1) The increase in gains originated by the Cayman Hedge was offset by an increase in income tax expenses.

Santander

# Results: Net Fees

R$ MM


-1%
1,612
1,314
1,443
1,573
1,556
3Q08
4Q08
1Q09
2Q09
3Q09

| | 9M09 | 9M08 | Var 09/08 |
|---|---|---|---|
| Banking fees | 1,826 | 1,819 | 0.4% |
| Collection services | 374 | 329 | 13.8% |
| Insurance | 772 | 621 | 24.2% |
| Asset Management | 545 | 634 | -14.1% |
| Credit and Debit Cards | 554 | 479 | 15.5% |
| Capital Markets | 335 | 310 | 8.0% |
| Trade (COMEX) | 285 | 254 | 12.3% |
| Services Tax Expenses (ISS) | (257) | (269) | -4.4% |
| Others | 139 | 374 | -63.0% |
| **Total** | **4,572** | **4,552** | **0.4%** |

# Results: General Expenses and Amortization

R$ MM



1%
3,196
372
2,824
3,491
318
3,173
3,048
317
2,731
2,977
328
2,649
3,013
339
2,674
3Q08
4Q08
1Q09
2Q09
3Q09
General Expenses
Depreciation and Amortization

| | 9M09 | 9M08 | Var 09/08,% |
|---|---|---|---|
| Other General Expenses | 4,013 | 4,199 | -4.4% |
| Personnel Expenses | 4,041 | 4,160 | -2.9% |
| Depreciation and Amortization | 984 | 918 | 7.2% |
| **Total** | **9,038** | **9,277** | **-2.6%** |

# Results: Gross Revenue vs General Expenses



Gross Revenue[1] and General Expenses[2]
R$ MM
3Q09 x 3Q08 (%)
6,376
7,055
7,288
7,471
7,598
19.2%
2.3
2.8
2,824
3,173
2,731
2,649
2,674
-5.3%
3Q08
4Q08
1Q09
2Q09
3Q09
Gross Revenue
General Expenses

1) Gross Revenue = Total Income excluding Cayman Hedge. Including Cayman Hedge 3Q09/3Q08 grown 32,1%.
2) Excludes amortization.

# Results: Allowance for Loan Losses

R$ MM


16%
1,566
2,197
2,461
2,683
3,101
3Q08
4Q08
1Q09
2Q09
3Q09
Allowance for Loan Losses

| | 9M09 | 9M08 | Var 09/08 |
|---|---|---|---|
| Allowance for loan losses | (8,245) | (5,043) | 63.5% |

# Business: Asset Quality

## Delinquency (%)[1]



7.8
8.3
8.6
8.8
9.7
7.0
7.7
5.2
5.7
6.0
6.1
5.7
3.4
3.9
4.2
3Q08
4Q08
1Q09
2Q09
3Q09
Individuals
Institutional
Total

## Coverage Ratio[2]



111%
106%
107%
97%
101%
3Q08
4Q08
1Q09
2Q09
3Q09

1) Nonperforming loans for over 90 days + performing loans with high delinquency risk / total loans. The total loan figure was also adjusted as described in footnote 1 in page 26.
2) Allowance for Loan Losses / nonperforming loans for over 90 days + performing loans with high delinquency risk.

Santander

# Results: Performance Ratios

**Efficiency Ratio[1] (%)**


-8.3 p.p
42.7
34.4
9M08
9M09

**Recurrence[2] (%)**


2.3 p.p.
54.5
56.8
9M08
9M09

**ROE (adjusted)[3] (%)**


3.3 p.p.
17.9
21.2
9M08
9M09

1) Excluding hedge, the 9M08 and 9M09 ratios are 42.5% and 36.0% respectively.
2) Net Fee/ General Expenses.
3) Exclude Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência).

# Table of Contents

# Business: Loans Evolution[1]

R$ Billion



-1%
128.2
136.0
137.1
134.2
132.9
sep.08
dec.08
mar.09
jun.09
sep.09

| | 09.30.09 | 09.30.08 | Y-o-Y Variation,% |
|---|---|---|---|
| Individuals | 42.4 | 37.5 | 13.0% |
| Consumer Financing | 24.2 | 25.6 | -5.3% |
| SMEs | 31.0 | 31.7 | -2.1% |
| Corporate | 35.3 | 33.4 | 5.7% |
| **Total** | **132.9** | **128.2** | **3.7%** |

1) Managerial loan breakdown considers the 3Q09 reclassification of certain products/transactions from loans and receivables into other balance sheet lines.

# Loans: Loans to individuals by product

## Payroll Loans


R$ MM
44%
6,479
9,341
Sep.08
Sep.09

## Auto Loans[1]


R$ MM
27,438
-9%
25,011
Sep.08
Sep.09

## Credit Cards


R$ MM
22%
6,308
7,706
Sep.08
Sep.09

## Mortgage


R$ MM
42%
6,135
8,699
Sep.08
Sep.09

1) Includes Aymoré and branch network originated car loans.

# Negócio: Evolução da Captação (fundos + depósitos)

R$ Bilhões


1,3%
85,6
80,4
80,1
85,5
93,1
178,6
182,3
180,0
177,9
173,9
set.08
dez.08
mar.09
jun.09
set.09
Fundos
Total Depósitos

| | 30.09.09 | 30.09.08 | Var 09/08,% |
|---|---|---|---|
| Vista | 13,7 | 13,3 | 3,1% |
| Poupança | 22,9 | 19,2 | 19,5% |
| Prazo | 106,8 | 113,7 | -6,0% |
| Outros[1] | 30,4 | 32,4 | -6,1% |
| **Depósitos Total** | **173,9** | **178,6** | **-2,6%** |
| Fundos | 93,1 | 85,6 | 8,8% |
| **Total** | **267,0** | **264,1** | **1,1%** |

1. Inclui operações compromissadas

# Conclusion

- **Integration process** on track, keeping best practices of each institution
- **Synergies** reached R$ 831 MM from Jan/09 – Sep/09
- Improving **Performance Ratios** and Balance Sheet Metrics
- **Net profit** growth acceleration: 9M09/9M08 = 30%; 6M09/6M08 =13%

# ANEXXES

- Pro Forma Income Statement
- Pro Forma Balance Sheet

# Quarterly Pro forma Results

R$ MM

| Income Statements | 3Q08 | 4Q08 | 1Q09 | 2Q09 | 3Q09 |
|---|---|---|---|---|---|
| - Interest and Similar Income | 9,622 | 11,117 | 9,996 | 9,775 | 9,731 |
| - Interest Expense and Similar | (5,202) | (5,733) | (4,824) | (4,286) | (4,075) |
| **Interest Income** | **4,420** | **5,384** | **5,172** | **5,489** | **5,656** |
| Income from Equity Instruments | 16 | 5 | 7 | 8 | 7 |
| Income from Companies Accounted for by the Equity Method | 56 | 88 | 205 | 52 | 33 |
| Net Fee | 1,612 | 1,314 | 1,443 | 1,573 | 1,556 |
| - Fee and Commission Income | 1,828 | 1,581 | 1,664 | 1,799 | 1,797 |
| - Fee and Commission Expense | (216) | (267) | (221) | (226) | (241) |
| Gains/Losses on Financial Assets and Liabilities and Exchange Diferences | 10 | (222) | 646 | 1,051 | 578 |
| Other Operation Income (Expenses) | (107) | 6 | (53) | (110) | 106 |
| **Total Income** | **6,007** | **6,575** | **7,420** | **8,063** | **7,936** |
| General Expenses | (2,824) | (3,173) | (2,731) | (2,649) | (2,674) |
| - Administrative Expenses | (1,427) | (1,659) | (1,371) | (1,297) | (1,345) |
| - Personnel espenses | (1,397) | (1,514) | (1,360) | (1,352) | (1,329) |
| Depreciation and Amortization | (372) | (318) | (317) | (328) | (339) |
| Provisions (net)[1] | (337) | (432) | (559) | (1,250) | (1,190) |
| Impairment Losses on Financial Assets (net) | (1,463) | (1,983) | (2,381) | (2,518) | (3,844) |
| - Allowance for Loan Losses[2] | (1,457) | (1,920) | (2,360) | (2,467) | (3,008) |
| - Others Financial Assets | 0 | 1 | 0 | (4) | (2) |
| - Impairment Losses on Other Assets (net) | (6) | (64) | (21) | (47) | (834) |
| Net Gains on Disposal of Assets | 26 | 5 | 49 | 1,040 | 2,280 |
| **Net Profit before taxes** | **1,037** | **674** | **1,481** | **2,358** | **2,169** |
| Income Taxes | (200) | 232 | (649) | (745) | (697) |
| **Net Profit** | **837** | **906** | **832** | **1,613** | **1,472** |

1) Includes provision for tax contingencies and legal obligations.
2) Includes recovery of credits written off as losses.

Santander

# Pro forma Results Jan/09 – Sep/09

R$ MM

| Income Statements | 9M09 | 9M08 | Var 12M ABS | Var 12M % |
|---|---|---|---|---|
| - Interest and Similar Income | 29,502 | 26,985 | 2,517 | 9.3% |
| - Interest Expense and Similar | (13,185) | (13,138) | (47) | 0.4% |
| **Interest Income** | **16,317** | **13,847** | **2,470** | **17.8%** |
| Income from Equity Instruments | 22 | 34 | (12) | -35.3% |
| Income from Companies Accounted for by the Equity Method | 290 | 217 | 73 | 33.6% |
| Net Fee | 4,572 | 4,552 | 20 | 0.4% |
| - Fee and Commission Income | 5,260 | 5,268 | (8) | -0.2% |
| - Fee and Commission Expense | (688) | (716) | 28 | -3.9% |
| Gains/Losses on Financial Assets and Liabilities and Exchange Diferences | 2,275 | 999 | 1,276 | 127.7% |
| Other Operation Income (Expenses) | (57) | (81) | 24 | -29.6% |
| **Total Income** | **23,419** | **19,568** | **3,851** | **19.7%** |
| General Expenses | (8,054) | (8,359) | 305 | -3.6% |
| - Administrative Expenses | (4,013) | (4,199) | 186 | -4.4% |
| - Personnel espenses | (4,041) | (4,160) | 119 | -2.9% |
| Depreciation and Amortization | (984) | (918) | (66) | 7.2% |
| Provisions (net)[1] | (2,999) | (1,270) | (1,729) | 136.1% |
| Impairment Losses on Financial Assets (net) | (8,743) | (4,672) | (4,071) | 87.1% |
| - Allowance for Loan Losses[2] | (7,835) | (4,653) | (3,182) | 68.4% |
| - Others Financial Assets | (6) | 2 | (8) | n.a. |
| - Impairment Losses on Other Assets (net) | (902) | (21) | (881) | n.a. |
| Net Gains on Disposal of Assets | 3,369 | 49 | 3,320 | n.a. |
| **Net Profit before taxes** | **6,008** | **4,398** | **1,610** | **36.6%** |
| Income Taxes | (2,091) | (1,391) | (700) | 50.3% |
| **Net Profit** | **3,917** | **3,007** | **910** | **30.3%** |

1) Includes provision for tax contingencies and legal obligations.
2) Includes recovery of credits written off as losses.

Santander

# Pro Forma Balance Sheet - Assets

R$ MM

| Assets | Jun-08 | Sep-08 | Dec-08 | Mar-09 | Jun-09 | Sep-09 |
|---|---|---|---|---|---|---|
| Cash and Balances with the Brazilian Central Bank | 32,137 | 33,697 | 23,701 | 23,317 | 24,813 | 21,261 |
| Financial Assets Held for Trading | 17,494 | 17,086 | 19,986 | 22,347 | 15,809 | 19,261 |
| Other Financial Assets at Fair Value Through Profit or Loss | 8,030 | 4,978 | 5,575 | 6,462 | 6,068 | 16,986 |
| Available - for- Sale Financial Assets | 29,200 | 29,196 | 30,736 | 27,294 | 30,593 | 44,763 |
| Loans and Receivables | 142,126 | 149,713 | 162,725 | 159,355 | 161,645 | 149,973 |
| - Loans and advances to credit institutions | 30,425 | 30,157 | 29,691 | 30,977 | 31,993 | 27,932 |
| - Loans and advances to credit customers | 117,649 | 126,928 | 141,215 | 137,227 | 138,811 | 132,343 |
| - Impairment losses | (5,948) | (7,372) | (8,181) | (8,848) | (9,159) | (10,302) |
| Tangible Assets | 2,098 | 3,455 | 3,829 | 3,742 | 3,600 | 3,682 |
| Intangible Assets: | 2,695 | 30,977 | 30,995 | 30,534 | 30,590 | 30,982 |
| - Goodwill | 121 | 27,488 | 27,488 | 27,190 | 27,263 | 28,312 |
| - Others | 2,574 | 3,489 | 3,507 | 3,344 | 3,327 | 2,670 |
| Tax Assets | 10,581 | 11,916 | 12,920 | 12,798 | 13,386 | 15,058 |
| Other Assets | 2,805 | 2,960 | 3,723 | 3,850 | 2,374 | 4,271 |
| **Total Assets** | **247,166** | **283,978** | **294,190** | **289,699** | **288,878** | **306,237** |

# Pro Forma Balance Sheet - Liabilities

R$ MM

| Liabilities | Jun-08 | Sep-08 | Dec-08 | Mar-09 | Jun-09 | Sep-09 |
|---|---|---|---|---|---|---|
| Financial Liabilities Held for Trading | 6,616 | 7,433 | 11,210 | 8,268 | 4,887 | 5,316 |
| Financial liabilities at amortized cost | 200,090 | 208,058 | 213,973 | 208,267 | 207,645 | 205,801 |
| - Deposits from the Brazilian Central Bank | 0 | 0 | 185 | 1,049 | 870 | 562 |
| - Deposits from credit institutions | 35,761 | 38,598 | 26,326 | 23,435 | 21,794 | 18,754 |
| - Customer deposits | 135,796 | 139,714 | 155,495 | 155,231 | 154,922 | 154,548 |
| - Marketable debt securities | 8,595 | 10,718 | 12,085 | 11,535 | 11,299 | 10,945 |
| - Subordinated liabilities | 8,229 | 8,709 | 9,197 | 10,938 | 10,996 | 11,149 |
| - Other financial liabilities | 11,709 | 10,319 | 10,685 | 6,079 | 7,764 | 9,843 |
| Liabilities for Insurance Contracts | 0 | 0 | 0 | 0 | 0 | 13,812 |
| Provisions[1] | 7,541 | 9,212 | 8,915 | 9,749 | 10,203 | 11,555 |
| Tax Liabilities | 4,689 | 5,484 | 6,156 | 6,402 | 7,352 | 9,287 |
| Other Liabilities[2] | 3,273 | 3,472 | 4,099 | 6,341 | 6,986 | 4,799 |
| **Total Liabilities** | **222,209** | **233,659** | **244,353** | **239,027** | **237,073** | **250,570** |
| Equity Shareholders' Equity | 24,189 | 49,866 | 49,318 | 50,113 | 51,135 | 55,079 |
| Minority Interests | 292 | 5 | 5 | 5 | 5 | 6 |
| Valuation Adjustments | 476 | 448 | 514 | 554 | 665 | 582 |
| **Total Equity** | **24,957** | **50,319** | **49,837** | **50,672** | **51,805** | **55,667** |
| **Total Liabilities and Equity** | **247,166** | **283,978** | **294,190** | **289,699** | **288,878** | **306,237** |

1) Includes provision for pension and contingencies.
2) Includes other financial liabilities at fair value in income and derivatives used as hedge.

Santander

# Loan Portfolio Breakdown[1]

R$ MM

| Total Loans | 3Q08 | 4Q08 | 1Q09 | 2Q09 | 3Q09 |
|---|---|---|---|---|---|
| Individuals | 37,515 | 39,153 | 40,602 | 41,321 | 42,405 |
| SMEs | 31,689 | 34,289 | 32,933 | 31,748 | 31,029 |
| Consumer Financing | 25,591 | 24,757 | 24,284 | 24,332 | 24,225 |
| Corporate | 33,392 | 37,839 | 39,298 | 36,772 | 35,290 |
| **Total Loans** | **128,186** | **136,039** | **137,117** | **134,173** | **132,949** |
| Sureties and endorsements | 26,234 | 25,405 | 24,118 | 22,671 | 21,247 |
| **Total Loans including sureties and endorsements** | **154,420** | **161,444** | **161,235** | **156,844** | **154,196** |

1) Managerial loan breakdown considers the 3Q09 reclassification of certain products/transactions from loans and receivables into other balance sheet lines.

Santander

# IFRS x BRGAAP

R$ MM

| | 9M09 |
|---|---|
| **BR GAAP Net Profit** | **1,420** |
| - Goodwill amortization of Banco Real Acquisition | 2,096 |
| - PPA amortization | 280 |
| - Others | 121 |
| **IFRS Net profit** | **3,917** |

Santander

**Investor Relations**
Juscelino Kubitscheck Avenue 2,235 10º
floor São Paulo | SP | Brazil | 04543-011
Tel. (55 11) 3553-3300
e-mail: ri@santander.com.br

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